                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Flotek Industries Inc.
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                   34339C 10 4
                                 (Cusip Number)

                                Mr. Walter Roach
                             3900 Thanksgiving Tower
                                 1601 Elm Street
                               Dallas, Texas 75201
                                 (214) 922-0135
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 25,350,000 shares, which constitutes approximately 35.9% of the 70,680,795 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 45,680,795 shares of Stock outstanding.

1.  Name of Reporting Person:

                  TOSI, L.P.

2.  Check the Appropriate Box if a Member of a Group:

                                                                      (a) /   /

                                                                      (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO - See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           /   /

6.   Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:                 -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:               -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:            -0-
Person
With
                           10.      Shared Dispositive Power:          -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  25,000,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           / X /

13.  Percent of Class Represented by Amount in Row (11):  35.4% (2)

14.  Type of Reporting Person:  PN

------------

(1) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(2) Assumes, pursuant to Rule 13d -3(d)(1)(i) under the Act, that there are 70,680,795 shares of the Stock outstanding.

1.   Name of Reporting Person:

                  Pitman Property Corp.

2.   Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           /   /

6.   Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:                 -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:               -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:            -0-
Person
With
                           10.      Shared Dispositive Power:          -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  25,000,000 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           / X /

13.  Percent of Class Represented by Amount in Row (11):  35.4% (3)

14.  Type of Reporting Person:  CO

------------

(1)      Solely in its capacity as the sole general partner of TOSI, L.P.

(2) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 70,680,795 shares of the Stock outstanding.

1.   Name of Reporting Person:

                  J. W. Beavers, Jr.

2.   Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           /   /

6.   Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:                 -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:               -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:            -0-
Person
With
                           10.      Shared Dispositive Power:          -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  25,000,000 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           / X /

13.  Percent of Class Represented by Amount in Row (11):  35.4% (3)

14.  Type of Reporting Person: IN

------------

(1) Solely in his capacity as the President of Pitman Property Corp., which is the sole general partner of TOSI, L.P.

(2) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 70,680,795 shares of the Stock outstanding.

1.   Name of Reporting Person:

                  David S. Hunt

2.   Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds:  See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                           /   /

6.   Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:        350,000
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   350,000
Person
With
                           10.      Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  350,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           / X /

13.  Percent of Class Represented by Amount in Row (11):  0.8%

14.  Type of Reporting Person: IN

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated November 10, 1997, as amended by Amendment No. 1 thereto dated November 9, 1998, and by Amendment No. 2 thereto dated March 2, 1999, relating to the common stock, no par value per share (the "Stock"), of Flotek Industries Inc., an Alberta corporation (the "Issuer").

         The sole purpose of this Amendment No. 3 is to correct a miscalculation in the number of shares of the Stock issuable to TOSI upon exercise of the Warrants (as defined in Item 6), as adjusted, and to make conforming changes resulting therefrom. See Item 6.

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 hereby is amended in its entirety to read as follows:

         Except where a reference to Canadian currency is indicated by the use "CDN," all currency references in this Schedule 13D are to the lawful moneys of the United States of America. All references in this Schedule 13D to Canadian currency assume an exchange rate of CDN$1.40 per $1.00.

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:



         REPORTING PERSON           SOURCE OF FUNDS         AMOUNT OF FUNDS
              TOSI                 Contributions from        $1,500,000(1)
                                     Partners

              Pitman               Not Applicable            Not Applicable

              JWB                  Not Applicable            Not Applicable

              DSH                    (2)                     $   37,500(2)



         (1) Of this amount, (i) $750,000 represents the funds used to acquire the convertible promissory note evidencing the Loan (as defined in Item 6), the original principal amount of which is convertible into 12,500,000 shares of the Stock at the rate of $0.06 per share of Stock and assumes conversion of the entire original principal amount of the Loan into shares of the Stock and (ii) $750,000 represents the funds to be used to acquire 12,500,000 shares of the Stock pursuant to exercise of the Warrants (as defined in Item 6) at an exercise price of $0.06 per share of Stock and assumes exercise of all of the Warrants. See Item 6.

         (2) In connection with the transactions described in Item 6, the Issuer paid DSH a finder's fee of $37,500 in the form of 350,000 shares of the Stock at a deemed price of CDN$0.15 (approximately $0.107) per share of Stock.

Item 4.  PURPOSE OF TRANSACTION.

         No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) hereby is amended in its entirety to read as follows:

         (a)

         TOSI

         The aggregate number of shares of the Stock that TOSI owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,000,000, which constitute approximately 35.4% of the 70,680,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         Pitman

         Because of its position as the sole general partner of TOSI, Pitman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 25,000,000 shares of the Stock, which constitute approximately 35.4% of the 70,680,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         JWB

         Because of his position as President and controlling person of the sole general partner of TOSI, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 25,000,000 shares of the Stock, which constitute approximately 35.4% of the 70,680,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

         DSH

         Pursuant to Rule 13d-3 of the Act, DSH beneficially owns 350,000 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b) - (e)

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 hereby partially is amended by deleting therefrom the following sentence in its entirety:

         "The effect of this provision includes, without limitation, a change in the Warrant exercise price and in the Convertible Loan Agreement conversion price from CDN$0.15 to US$0.06 per share of Stock and, accordingly, an increase in the number of shares of Stock issuable upon conversion of the original principal amount of the Loan from 7,000,000 to 12,500,000."

and replacing such deleted sentence with the following sentence:

         "The effects of this provision include, without limitation, a change in the Warrant exercise price and in the Convertible Loan Agreement conversion price from CDN$0.15 to US$0.06 per share of Stock, an increase in the number of shares of Stock issuable upon conversion of the original principal amount of the Loan from 7,000,000 to 12,500,000, and an increase in the number of shares of Stock issuable upon exercise of the Warrants from 7,000,000 to 12,500,000."

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby partially is amended by adding to the end thereof the following:

Exhibit 99.1  --   Agreement pursuant to Rule 13d-1(f)(1)(iii)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 5, 1999


                                        /s/ David S. Hunt
                                        David S. Hunt, individually and as
                                        attorney-in-fact for:


                                        TOSI, L.P.(1)
                                        PITMAN PROPERTY CORP.(2)
                                        J. W. BEAVERS, JR.(3)


(1) A power of attorney authorizing David S. Hunt to act on behalf of TOSI, L.P. previously has been filed with the Commission.

(2) A power of attorney authorizing David S. Hunt to act on behalf of Pitman Property Corp. previously has been filed with the Commission.

(3) A power of attorney authorizing David S. Hunt to act on behalf of J. W. Beavers, Jr. previously has been filed with the Commission.

                                  EXHIBIT INDEX



EXHIBIT     DESCRIPTION
-------     -----------
10.1        Convertible Loan Agreement, previously filed as Exhibit 99.2 with the Schedule 13D Statement dated November 10, 1997.

10.2 Registration Rights Agreement, previously filed as Exhibit 99.3 with the Schedule 13D Statement dated November 10, 1997.

10.3        Lock-Up Agreement, previously filed as Exhibit 99.4 with the
            Schedule 13D Statement dated November 10, 1997.

10.4        Warrants, previously filed as Exhibit 99.5 with the Schedule 13D
            Statement dated November 10, 1997.

10.5        Agreement for Extension and Amendment of Loan Agreement, Promissory
            Note and Warrant dated November 2, 1998, to be effective as of October 16, 1998, by and among Flotek Industries Inc., Petrovalve
            International, Inc., Petrovalve, Inc., Turbeco, Inc., USA
            Petrovalve, Inc. and TOSI, L.P., previously filed with Amendment No.
            1 to the Schedule 13D Statement dated November 9, 1998.

10.6        Agreement for Second Extension and Amendment of Loan Documents dated
            February 24, 1999, to be effective as of January 14, 1999, by and among Flotek Industries Inc., Petrovalve International, Inc.,
            Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI,
            L.P., previously filed with Amendment No. 2 to the Schedule 13D
            Statement dated March 2, 1999.

10.7 Intercreditor Agreement dated as of February 24, 1999, by and between Chisholm Energy Partners, L.L.C. and TOSI, L.P., previously filed with Amendment No. 2 to the Schedule 13D Statement dated March
            2, 1999.

24.1        Power of Attorney of TOSI, L.P., previously filed with the Schedule
            13D Statement dated November 10, 1997.

24.2 Power of Attorney of Pitman Property Corp., previously filed with the Schedule 13D Statement dated November 10, 1997.

24.3        Power of Attorney of J. W. Beavers, Jr., previously filed with the
            Schedule 13D Statement dated November 10, 1997.

99.1        Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.